REED SMITH LLP
355 S. Grand Avenue, Suite 2900
Los Angeles, California 90071
Telephone: 213.457.8000
Facsimile: 213.457.8080

June 18, 2007

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               LTC Properties, Inc. (SEC File No. 001-11314)
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of the above-named corporation (“Registrant”), concurrently herewith, we are filing with the Securities and Exchange Commission via EDGAR a “shelf” Registration Statement on Form S-3 relating to the offer and sale of the Registrant’s debt securities, Preferred Stock and Common Stock, pursuant to Rule 415 of the Securities Act of 1933, as amended.

Kindly feel free to contact the undersigned at (213) 457-8025, with any questions or comments, or, in my absence, to contact my partner, Herb Kozlov at (212) 549-0241.

Very truly yours,

REED SMITH LLP

/s/ John M. Iino

cc:	Wendy Simpson
Herbert Kozlov, Esq.

Enclosures